April 8, 2013

BY OVERNIGHT MAIL AND BY EDGAR

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, NE

Washington, D.C. 20549-7010

Re:                             E. I. du Pont de Nemours and Company

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 7, 2013

File No. 1-00815

Dear Mr. Cash:

Below please find the responses (the “Responses”) of E. I. du Pont de Nemours and Company (“DuPont” or the “company”) to the comments (the “Comments”) set forth in the letter dated March 18, 2013 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to DuPont. For the convenience of the Staff, DuPont has restated each of the Comments in italics and numbered each of the Responses to correspond to the numbers of the Comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Cost of Goods Sold and Other Operating Charges, page 19

1.                                      Please separately discuss changes in cost of goods sold separately from your other operating charges.  See our comment below regarding the separate disclosure of these two items.

Cost of goods sold increased $0.4 billion primarily as a result of a full year of cost of goods sold of acquired companies.

Other operating charges primarily include functional costs supporting the business, business management expenses, product claim charges and non-capitalizable costs associated with capital projects.  The net change in “other operating charges” for 2012 was approximately $0.3 billion and was primarily driven by increased charges of $537 million related to Imprelis® and other litigation matters as disclosed on page 19 of the 2012 Form 10-K.

Agriculture 2012 versus 2011, page 22

2.                                      With reference to your increase in 2012 PTOI, please quantify the impact of each factor, including higher input costs in seeds, unfavorable currency and higher investments in commercial and R&D activities, when multiple factors contribute to material fluctuations.

Refer to Item 303(a)(3)(i) of Regulation S-K, as well as section 501.04 of the Financial Reporting Codification.

On page 22 of the 2012 Form 10-K, we quantify within the table the primary drivers of the increase in sales, which ultimately drive the increase in 2012 PTOI. In addition, we quantify the impact of the gain on sale of a business and current year Imprelis® charges on PTOI.

In response to the staff’s comment, input costs in seeds, unfavorable currency and R&D costs increased approximately $275 million, $155 million and $45 million, respectively, year over year.

Electronics & Communications 2012 versus 2011, page 23

3.                                      Sales declined on lower volume in PV materials. You disclosed in your 2011 Form 10-K that lower sales volume primarily reflects destocking in photovoltaics and softness in consumer electronics in the second half 2011. Your 2012 Forms 10-Q referred to continued soft demand in photovoltaics as the underlying reason for low sales volumes in your Electronics & Communications segment.  Please expand your discussion to provide readers with an understanding of why you believe there was destocking in photvoltaics and soft demand such that these factors have resulted in sales declines of your PV materials.  Please show us in your supplemental response what the revisions will look like in future filings.

In the second half of 2011 our market analysis indicated that PV module inventories worldwide were at an unprecedented high level. By the end of Q1 2012, module inventories had declined. Consistent with this destocking, worldwide PV module production in the second half of 2011 was approximately 40 percent of the level of production in the first half 2011.

Further, during the first half of 2012, in addition to the softening market, module makers reduced the amount of materials used per PV module. These factors combined reduced overall demand and contributed to higher inventory.

In future filings, as applicable and if material to the segment analysis, we will include disclosure as follows:

“Lower sales volume reflects continued soft demand in photovoltaics as a result destocking and lower utilization of materials per PV module.”

4.                                      In discussing the outlook for Electronics & Communications, you indicate that PV installations are expected to be essentially flat versus 2012.  Sales volumes are anticipated to improve as inventories across the value chain are at reasonable levels entering into 2013, offset in part by lower materials usage in modules.  It is unclear what you mean by “installations”, “value chain” and “modules.” Please provide additional clarity regarding these disclosures. Please show us in your supplemental response what the revisions will look like in future filings.

On page 3 within Item 1, “Business” of the 2012 Form 10-K , the company provides a description of the Electronics & Communications business segment, including the photovoltaics market and related products.  In future filings, within Item 1, “Business”, our description of the Electronics & Communications business segment will include clarity as noted below in relation to specific terms within key markets.

As it relates to the PV market, a “module” is the end-use product used to generate solar power.  “Installations” are modules that have been placed into service to actually generate solar power. The “value chain” indicates the chain of supply of all of the materials to make and install modules, which includes several layers of companies.  That is, materials like DuPont’s are supplied to intermediate distributors and converters, then to module makers who ship the modules around the world to be installed. Each of these companies can hold inventories at their respective level of the supply chain.

Performance Chemicals 2012 versus 2011, page 25

5.                                      Lower 2012 sales volume primarily reflects softness in titanium dioxide in all regions.

Expand your discussion to provide readers with a fuller understanding of this “softness” in titanium dioxide.  This discussion should be provided in light of the following prior disclosures you made regarding this product:

•                  In 2011, you announced a global expansion to support increased customer demand for titanium dioxide, including a $500 million investment in new production facilities at the company’s Altamira, Mexico site scheduled for completion in 2014.  In addition, you were investing in facility upgrades to improve productivity at your other global manufacturing sites over the next three years.

•                  Your outlook for 2012 referred to an expected increase in 2012 as a result of the continued demand for titanium dioxide.

•                  Your March 31, 2012 Form 10-Q indicated that lower volume reflected continued softness in titanium dioxide, particularly in Asia Pacific. Global demand for titanium dioxide increased sequentially from the fourth quarter 2011.

It is not clear that you provided any prior disclosure of softness in titanium dioxide.

•                  Your June 30, 2012 Form 10-Q indicated that lower volume reflected continued softness in titanium dioxide, particularly in Asia Pacific and Europe.  It is not clear that you provided any prior disclosure of softness in titanium dioxide in Europe.

•                  Your September 30, 2012 Form 10-Q indicated that sales declined on lower demand for titanium dioxide and fluoropolymers.  Volumes were pressured by softness in Europe and Asia Pacific due to lower infrastructure spending and weak housing markets.

Please show us in your supplemental response what the revisions will look like in future filings.

The company believes that, within the 2012 Form 10-K, it has appropriately disclosed the year over year impact of volume declines in titanium dioxide on the Performance Chemicals segment. We also believe that we have appropriately and consistently disclosed the volume declines in titanium dioxide and their impact on the Performance Chemicals segment throughout 2012.

Beginning in 4Q 2011, we indicated market specific volume softness in our periodic filings and quarterly earnings news releases.  We did not see an overall market decline until 3Q 2012 as indicated by our pre-tax operating income for the Performance Chemicals segment noted below:

Quarter	2012	2011
First quarter	$512	$394
Second quarter	$538	$503
Third quarter	$369	$593
Fourth quarter	$167	$433

In the September 30, 2012 Form 10-Q, we disclosed that volume for the quarter declined 18 percent year over year, due to softness in Europe and Asia Pacific due to lower infrastructure spend and weak housing markets.  In the fourth quarter 2012 earnings news release, we disclosed that volume and price were now impacted by an overall market decline, with sales declining 15 percent attributable to a 7 percent decline in price and an 8 percent decline in volume.

In addition, on page 4 of the 2012 Form 10-K, the company updated its disclosure related to the Altamira, Mexico site, noting that it was now scheduled for completion in 2015, one year later than previously disclosed. The business continues to invest in facility upgrades to improve productivity at its other global manufacturing sites.

6.                                      In discussing the outlook for Performance Chemicals, you expect sales to decrease in 2013, in part, due to weaker pricing for titanium dioxide. Please address your outlook as it relates to titanium dioxide sales volume.  Please also address whether the “specific industrial chemicals market” discussed in Note 3 in connection with your $33 million pre-tax asset impairment charge recorded within your Performance Chemicals segment was related to the titanium dioxide market.  Please confirm that your asset impairment analysis took into consideration the continued negative titanium dioxide sales outlook.

On page 25 of the 2012 Form 10-K, we disclose that 2013 sales for the Performance Chemicals segment are expected to decrease reflecting weaker pricing for titanium dioxide and fluoropolymers, partially offset by strong demand for industrial chemicals.  Volumes for titanium dioxide are expected to be essentially flat with 2012, as such, the key driver of the expected decrease is pricing.

The pre-tax asset impairment charge of $33 million disclosed in Note 3 was not related to the titanium dioxide market.

On a quarterly basis, the company assesses whether any triggering events have occurred that would require us to perform asset impairment analyses.  This assessment includes business performance and sales outlook.

Performance Materials 2012 versus 2011, page 26

7.                                      Please quantify the impact of each factor, including the impact of the portfolio change, lower prices due to unfavorable currency impact, demand improvement in automotive, and softness in the industrial and electronics markets, when multiple factors contribute to material fluctuations.  Refer to Item 303(a)(3)(i) of Regulation S-K as well as section 501.04 of the Financial Reporting Codification.

On page 26 of the 2012 Form 10-K, the company quantifies the impact of portfolio changes, lower prices due to unfavorable currency and flat volume within the table noting the change in segment sales.  Flat volume was driven by softness in the industrial and electronics markets offset by demand improvement in automotive. The impact of price, volume and portfolio/other on segment sales was a negative 2 percent, zero percent, and a negative 3 percent, respectively.

8.                                      Expand your discussion of lower 2012 sales to address the nature and underlying reasons for the portfolio change.

On page 26 of the 2012 Form 10-K, the company quantifies the impact of the portfolio change on segment sales both within the table and the analysis, disclosing that the portfolio change had a negative 3 percent impact on segment sales verses 2011.  The disclosure regarding 2011 verses 2010 notes that 2011 PTOI included a $49 million benefit from the gain on the sale of a business.  The sale of the business occurred in the fourth quarter 2011 as disclosed within our fourth quarter 2011 earnings news release, furnished on Form 8-K on January 24, 2012.

9.                                      Expand your discussion to provide readers with a fuller understanding of the “softness” in the industrial and electronics markets. This discussion should be made in light of the following prior disclosures:

•                  In your 2012 outlook, you expected the Performance Materials sales to benefit in the second half 2012 from broader recovery in industrial markets.

•                  In your Form 10-Q for the quarter ended March 31, 2012, you indicated that demand improved in the automotive market, particularly in North America, but was more than offset by continued softness in the industrial and electronic markets.  It is not clear that you provided any prior disclosure regarding softness in the electronic market.

•                  In your Forms 10-Q for the quarters ended June 30, 2012 and September 30, 2012, you refer to the continued softness in the industrial and electronic markets, especially in Europe and Asia Pacific, but you don’t explain the underlying reasons for such softness.

Please show us in your supplemental response what the revisions will look like in future filings.

The company believes that, within the 2012 Form 10-K, it has appropriately disclosed the year over year impact of softness in the industrial and electronics markets on the Performance Materials segment as follows:

Document	Disclosure
Fourth quarter 2011 earnings news release furnished on Form 8-K	Lower volume reflects broad-based channel destocking along with softening in consumer and industrial markets.
Fourth quarter 2011 earnings news call	While underlying automotive markets were growing, value chain destocking was most evident in Europe and appeared to finish in North America. Electronics was soft, while packaging markets were stable.
March 31, 2012 Form 10-Q	Demand improved in the automotive market, particularly in North America, but was more than offset by continued softness in the industrial chemicals and electronics markets.

In response to the staff’s comment, during the second half of 2011, the industrial and electronic markets were generally weak for Performance Materials. This softness was driven by general market uncertainty due to concerns around China growth where there was a disconnect between China government statistics as compared to other indexes of growth, as well as continued expectations of further slowing in Europe.  These concerns ultimately contributed to a significant inventory destocking across the industry as 2011 closed.

At the end of 2011, there was anticipation of a 2012 recovery in all regions other than Europe, as the leading economic indicators were suggesting industry conditions were going to improve.  Examples of the anticipated 2012 results versus the actual outcome primarily include the following:

•                  The 2012 recovery was anticipated due to expected new government subsidies and inventory rebuilding, neither of which materialized in 2012 to the degree expected in both the European and Asia Pacific regions.

•                  Additionally, display markets in Asia that utilize reflector films in such devices as televisions, computers, and handheld devices did not recover as expected in 2012. Weakness was pronounced in specific geographic markets where Performance Materials’ businesses are stronger.

Liquidity and Capital Resources, page 28

10.                               Please expand your disclosure to discuss the underlying reasons for material changes in working capital components.  For example, for 2012, provide a specific discussion to explain why inventories and other operating assets and accounts payable and other operating liabilities increased.

On page 28 of the 2012 Form 10-K, the company disclosed “Cash provided by operating activities decreased $303 million in 2012 compared to 2011 due mainly to lower earnings and a $500 million contribution to its principal US pension plan, partially offset by less of an increase in operating assets and liabilities” which describes the material changes in cash from operating activities.

In response to the staff’s comment, for 2012, the increase of $857 million in inventories and other operating assets was mainly due to higher inventory levels in the Agriculture segment.  The increase in the Agriculture segment is mainly due to preparation for an expected increase over 2012 in the 2013 selling seasons and the rebuilding of inventory levels in North America following weather events in the summer of 2011. Unit prices were also up due to higher commodity prices paid to growers in 2012, as discussed on page 22 of the 2012 Form 10-K, as a result of drought concerns lowering expectations during the U.S. growing season.

The increase in accounts payable and other operating liabilities of $1,037 million in 2012 was due to increases in accounts payable primary to support higher inventory levels as noted above.  Other accrued liabilities increased primarily due to higher deferred revenue from advanced customer payments in the Agriculture segment.

Financial Statements, page F-1

Consolidated Income Statements, page F-4

11.                               Please disclose cost of goods sold separately from your other operating charges. Refer to Rules 5-03.2 and 5-03.3 of Regulation S-X.

Other operating charges were approximately $4.4 billion, $4.1 billion and $3.1 billion for the years ended December 31, 2012, 2011 and 2010, respectively. Other operating charges primarily include functional costs supporting the business, business management expenses, product claim charges and non-capitalizable costs associated with capital projects.  The company discloses these costs together with cost of goods sold as they support the businesses in product manufacturing. The company believes that it has appropriately disclosed these costs in accordance with Rules 5-03.2 and 5-03.3 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-8

12.                               We note that your line item “Other operating charges and credits — net” has increased on a dollar value, as well as on a percentage of cash provided by operating activities, over the three years ended December 31, 2012.  Please separately identify the major components of the amounts you have aggregated in this line item.

In accordance with Accounting Standards Codification (ASC) 230, Statement of Cash Flows, paragraphs 10-45-28 through 10-45-29, the company has disclosed all major components impacting cash flow from operating activities.  In response to the staff’s comment, for the three years ended December 31, 2012, 2011 and 2010, the major component, representing approximately 70 percent of the line item “Other operating charges and credits — net”, relates to pension expense.  These amounts have represented between 12 percent - 17 percent of “Cash provided by operating activities” over the three years ended December 31, 2012, 2011 and 2010.  No other individual component included within the line item “Other operating charges and credits — net” has exceeded 5 percent of “Cash provided by operating activities” during the three years ended December 31, 2012, 2011, and 2010.

Note 9.  Inventories, page F-20

13.                               Please more clearly explain and quantify which types of inventory are valued using which cost method and the business reasons for the different methods.

In accordance with S-X 5-02.6(b), on page F-20 of the 2012 Form 10-K, the company discloses that domestic and foreign inventories, excluding seeds, certain food-ingredients, enzymes, stores and supplies, inventories, valued under the LIFO method comprised 85 percent and 78 percent of consolidated inventories before LIFO adjustment as of December 31, 2012 and 2011, respectively.  Seed, certain food-ingredient and enzyme inventories of $3,926 million and $3,432 million at December 31, 2012 and 2011, respectively, were valued under the FIFO method. Stores and supplies inventories of $263 million and $258 million at December 31, 2012 and 2011, respectively, were valued under the average cost method.

The company discloses its accounting policy related to inventories on page F-10 of the 2012 Form 10-K.

In response to the staff’s comment, the company utilized the LIFO method for domestic and foreign inventories, excluding seeds, certain food-ingredients, enzymes, stores and supplies, for domestic income tax purposes and consistently applies this method for financial reporting purposes. The company utilizes the FIFO method for seed, certain food-ingredient and enzymes due to the sensitivity to shelf-life of these products.

Note 23.  Quarterly Financial Data, page F-50

14.                               In accordance with Item 302(a)(1) of Regulation S-K, please disclose gross profit (net sales less costs and expenses associated directly with or allocated to products sold or services rendered) for each full quarter.  In lieu of disclosing quarterly gross profit you may disclose quarterly cost of goods sold which will enable a reader to compute gross profit.

In lieu of disclosing quarterly gross profit, the company discloses within its Quarterly Financial Data, cost of goods sold and other expenses which it defines on page F-50 as total expenses less interest expense to provide a reader with the information needed to compute operating profit.

In connection with our response to the Staff’s Comments, DuPont acknowledges the following:

•                  DuPont is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  DuPont may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (302) 774-1000 should you require further information or have any questions.

Very truly yours,

/s/ Nicholas C. Fanandakis

Nicholas C. Fanandakis
Executive Vice President &
Chief Financial Officer
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
Telephone: (302) 774-1000
Fax: (302) 774-7869